CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2011 (AUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
March 1, 2012	March 1, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
March 1, 2012
Vancouver, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 1, 2012 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants
March 1, 2012
Vancouver, Canada

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2011	2010
			(Note 34)
Revenues	6	$245,514	$117,908
Cost of sales		66,787	48,125
Gross margin		178,727	69,783
Depletion, depreciation and amortization		15,440	10,109
Mine operating earnings		163,287	59,674

General and administrative expense	7	15,969	10,449
Share-based payments		5,948	4,455
Accretion of decommissioning liabilities	22	435	365
Foreign exchange loss		622	2,797
Other expenses		483	1,065
Operating earnings		139,830	40,543
Investment and other income (loss)	8	(1,030)	2,934
Finance costs		(1,263)	(727)
Earnings before income taxes		137,537	42,750
Income taxes
Current income tax expense	24	10,920	434
Deferred income tax expense	24	23,043	7,185
		33,963	7,619
Net earnings for the year attributable to equity holders of the Company		$103,574	$35,131

Earnings per common share
Basic		$1.00	$0.38
Diluted		$0.96	$0.36

Weighted average shares outstanding
Basic	9	103,276,935	93,587,581
Diluted	9	107,368,050	98,857,498

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2011	2010
			(Note 34)
Net earnings for the year attributable to equity holders of the Company		$103,574	$35,131

Other comprehensive income
Available for sale investments:
Unrealized gain on fair value of investments	13	1,109	73
Currency translation gain (loss)		(1,298)	621
Other comprehensive income (loss)		(189)	694
Comprehensive income for the year attributable to equity holders of the Company		$103,385	$35,825

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2011	2010

OPERATING ACTIVITIES
Net earnings for the year		$103,574	$35,131
Adjustments for:
Share-based payments		5,948	4,455
Depletion, depreciation and amortization		15,735	10,109
Accretion of decommissioning liabilities		435	365
Investment loss (income) from derivative financial instruments		1,671	(2,919)
Current income taxes		10,920	434
Deferred income taxes		23,043	7,185
Finance costs		1,263	727
Unrealized foreign exchange loss (gain) and other		(2,373)	3,192
Operating cash flows before movements in working capital, finance costs and income taxes		160,216	58,679
Net change in non-cash working capital items	30	(13,703)	(509)
Income taxes paid		(18,984)	(334)
Cash generated by operating activities		127,529	57,836

INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)		(44,296)	(14,746)
Acquisition of property, plant and equipment (net of accruals)		(51,630)	(15,819)
Realized gain on derivative financial instruments		2,385	2,919
Increase in deposits on long-term assets		(10,504)	(2,658)
Proceeds from disposal of marketable securities		-	81
Cash used in investing activities		(104,045)	(30,223)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		28,371	15,187
Proceeds from lease financing		2,474	-
Payment of lease obligations		(2,865)	(2,109)
Payment of other long-term liabilities		(583)	-
Finance costs paid		(1,263)	(693)
Increase (decrease) in debt facilities, net of repayments		784	(4,579)
Cash generated by financing activities		26,918	7,806

Increase in cash and cash equivalents		50,402	35,419
Effect of exchange rate on cash held in foreign currencies		(381)	135
Cash and cash equivalents, beginning of year	10	41,163	5,609
Cash and cash equivalents, end of year	10	$91,184	$41,163

Supplemental cash flow information	30

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010
(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
Assets			(Note 34)	(Note 34)
Current assets
Cash and cash equivalents	10	$91,184	$41,163	$5,609
Trade and other receivables	11	15,593	8,354	8,514
Income taxes receivable	24	9,734	-	-
Inventories	12	14,661	8,651	3,578
Other financial assets	13	4,865	357	369
Prepaid expenses and other	14	1,535	1,572	997
Total current assets		137,572	60,097	19,067

Non-current assets
Mining interests	15	157,865	119,660	105,843
Property, plant and equipment	16	129,040	72,383	58,107
Deferred tax assets	24	8,331	3,065	-
Deposits on long-term assets	17	10,504	2,426	4,097
Total assets		$443,312	$257,631	$187,114

Liabilities and Equity
Current liabilities
Trade and other payables	18	$22,433	$12,400	$10,907
Other financial liabilities	19	383	-	-
Debt facilities	20	784	-	1,477
Current portion of lease obligations	21	4,269	1,160	2,048
Income taxes payable		-	440	116
Total current liabilities		27,869	14,000	14,548

Non-current liabilities
Lease obligations	21	9,825	2,417	632
Decommissioning liabilities	22	6,123	6,795	4,149
Deferred tax liabilities	24	48,897	22,071	9,474
Other long-term liabilities	23	-	893	717
Debt facilities		-	-	3,078
Total liabilities		92,714	46,176	32,598

Equity
Shareholders' equity
Share capital	25	273,304	239,770	218,855
Equity reserves	26	27,844	25,809	24,916
Retained earnings (Accumulated deficit)		49,450	(54,124)	(89,255)
Total equity		350,598	211,455	154,516
Total liabilities and equity		$443,312	$257,631	$187,114

Contingent liabilities (Note 32)
Subsequent events (Note 33)

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital				Equity Reserves
									Retained
						Available for	Foreign		earnings
					Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	To be issued	Total	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855	$24,971	$(55)	$-	$24,916	$(89,255)	$154,516
Net earnings	-	-	-	-	-	-	-	-	35,131	35,131
Share-based payment	-	-	-	-	4,455	-	-	4,455	-	4,455
Other comprehensive income	-	-	-	-	-	73	621	694	-	694
Shares issued for:
Exercise of options	3,573,125	11,148	-	11,148	-	-	-	-	-	11,148
Exercise of warrants	1,185,250	3,999	-	3,999	-	-	-	-	-	3,999
Acquisition of assets (Note 15(e))	152,798	1,512	-	1,512	-	-	-	-	-	1,512
Conversion of shares to be issued (Note 25(d))	500	2	(2)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	4,256	-	4,256	(4,256)	-	-	(4,256)	-	-
Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455

Net earnings	-	-	-	-	-	-	-	-	103,574	103,574
Share-based payment and related tax benefits	-	-	-	-	7,387	-	-	7,387	-	7,387
Other comprehensive income (loss)	-	-	-	-	-	1,109	(1,298)	(189)	-	(189)
Shares issued for:
Exercise of options	2,449,750	10,428	-	10,428	-	-	-	-	-	10,428
Exercise of warrants	5,118,093	17,943	-	17,943	-	-	-	-	-	17,943
Conversion of shares to be issued (Note 25(d))	7,112	35	(35)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	-	5,163	(5,163)	-	-	(5,163)	-	-
Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598

Total comprehensive income for the year ended December 31, 2011 was $103,385,000 (2010 - $35,825,000).

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) for the years ended December 31, 2011 and 2010.

Statement of Consolidation and Presentation

These consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“Corporación”), First Silver Reserve Inc. (“First Silver”), First Majestic Plata, S.A. de C.V., Minera El Pilón, S.A. de C.V., Minera La Encantada, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero- Metalurgicos e Industriales, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., FMS Trading AG and FMS Capital AG. First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. In December 2011, the Company underwent a corporate reorganization whereby its fully owned subsidiary, Normabec Mining Resources Ltd., was wound up and its subsidiary, Minera Real Bonanza, S.A. de C.V., was transferred to Corporación. Intercompany balances and transactions, income and expenses, are eliminated on consolidation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Business combinations (continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

The interest of non-controlling shareholders in the acquiree is measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign currency translation

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency of the Company’s head office is the Canadian dollar and the functional currency for all of the operating entities is the U.S. dollar.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non- monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Revenue recognition

Revenue is recognized upon delivery when the following conditions are met:

  control, title and risk of ownership of products passes to the buyer;
  the amount of revenue and costs related to the transaction can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Company; and
  when collection is reasonably assured.

This occurs when title and insurance risk have passed to the customer and when the goods have been delivered to a contractually agreed location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Doré sold to third parties is priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Concentrate sales to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to two months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Revenue recognition (continued)

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenue from the sale of material by-products is included within revenue.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

  acquiring the rights to explore;
  researching and analyzing historical exploration data;
  gathering exploration data through topographical, geochemical and geophysical studies;
  exploratory drilling, trenching and sampling;
  determining and examining the volume and grade of the resource;
  surveying transportation and infrastructure requirements; and
  compiling pre-feasibility and feasibility studies.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Exploration and evaluation expenditures (continued)

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as a component of mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation expenditures are transferred to producing mining interests when the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of commercial production. The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a pre-determined reasonable period of time, and all necessary permits have been obtained. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Construction in progress is recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Property, plant and equipment (continued)

Depreciation for machinery and equipment is calculated on a straight-line basis over the lesser of the useful life of the equipment or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Stripping costs

Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property. During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted on a units-of-production basis over the estimated economic life of the ore body that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Impairment of tangible assets

At each statement of financial position date, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the income statement. Recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. Fair value for mining interests is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the income statement.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based payment transactions (“share-based payments”).

Equity instruments issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

Taxation

Current income taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available to utilize against those deductible temporary differences.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings (loss) per share

Basic earnings (loss) per share for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables, or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities and equity instruments

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash on hand and held at banks and short- term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the flotation plant at the La Parrilla mine and the cyanidation plant at the La Encantada mine achieved commercial production levels intended by management on October 1, 2011 and April 1, 2010, respectively.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non- expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43- 101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

4.	RECENT ACCOUNTING PRONOUNCEMENTS Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income

(“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Financial Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

Leases Revenue recognition

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and lead-silver concentrate.

An operating segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Year ended December 31, 2011
			Depletion,
			depreciation
			and	Mine operating	Capital
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
San Martin	$35,191	$12,641	$2,631	$19,919	$14,794
La Parrilla	58,344	16,021	4,492	37,831	55,951
La Encantada	136,347	36,117	8,317	91,913	24,311
Del Toro	-	-	-	-	15,533
La Luz	-	-	-	-	2,539
Canada
Coin and Dore Sales	28,592	26,520	-	2,072	-
Europe
Dore Sales	45,059	31,826	-	13,233	-
Corporate and Eliminations	(58,019)	(56,338)	-	(1,681)	785
Consolidated	$245,514	$66,787	$15,440	$163,287	$113,913

	Year ended December 31, 2010
			Depletion,
			depreciation
			and	Mine operating	Capital
	Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
San Martin	$23,982	$12,252	$3,354	$8,376	$4,746
La Parrilla	30,911	12,149	2,909	15,853	8,732
La Encantada	61,681	23,085	3,846	34,750	16,811
Del Toro	-	-	-	-	1,980
La Luz	-	-	-	-	3,404
Canada
Coin and Dore Sales	6,489	5,579	-	910	-
Europe
Dore Sales	-	-	-	-	-
Corporate and Eliminations	(5,155)	(4,940)	-	(215)	342
Consolidated	$117,908	$48,125	$10,109	$59,674	$36,015

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5.	SEGMENTED INFORMATION (continued)

	At December 31, 2011		At December 31, 2010		At January 1, 2010
	Total assets	Total liabilities	Total assets	Total liabilities	Total assets	Total liabilities
Mexico
San Martin	$69,288	$19,734	$53,325	$16,118	$50,377	$15,146
La Parrilla	148,446	15,043	68,070	6,643	57,779	4,069
La Encantada	127,491	21,929	76,198	15,373	60,739	13,464
Canada
Coin and Dore Sales	2,076	139	939	207	653	282
Europe
Dore Sales	30,483	4,484	-	-	-	-
Corporate and Eliminations	65,528	31,385	59,099	7,835	17,566	(363)
Consolidated	$443,312	$92,714	$257,631	$46,176	$187,114	$32,598

6.	REVENUES

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Gross revenue from payable ounces of silver equivalents	$253,233	$125,436
Less: refining & smelting, net of intercompany eliminations	(7,719)	(7,528)
Revenues	$245,514	$117,908

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Corporate administration	$4,245	$3,335
Salaries and benefits	7,363	4,681
Audit, legal and professional fees	3,192	1,492
Filing and listing fees	527	425
Directors fees and expenses	347	304
Depreciation	295	212
	$15,969	$10,449

8.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Gain (loss) from investment in derivative investments	$(1,671)	$2,919
Interest income and other	641	15
	$(1,030)	$2,934

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2011 and 2010 are based on the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net income for the year attributable to equity holders of the Company	$103,574	$35,131

Weighted average number of shares on issue - basic	103,276,935	93,587,581
Adjustments for:
Share options	3,438,127	2,852,399
Warrants	652,988	2,417,518
Weighted average number of shares on issue - diluted	107,368,050	98,857,498

10.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with a term of 90 days or less as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$91,184	$34,951	$5,039
Short-term investments	-	6,212	570
	$91,184	$41,163	$5,609

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$6,269	$2,748	$2,069
Value added taxes and other taxes recoverable	8,872	5,300	5,847
Loan receivable from supplier and other	452	306	598
	$15,593	$8,354	$8,514

The Company does not hold any collateral for any receivable amounts outstanding at December 31, 2011 and 2010. Trade and other receivables include $557,000 (December 31, 2010 - $782,000; January 1, 2010 - $877,000) in value added taxes recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

12.	INVENTORIES

	December 31, 2011	December 31, 2010	January 1, 2010
Finished product - doré and concentrates	$799	$1,823	$327
Work in process	4,027	1,233	441
Stockpile	409	959	369
Materials and supplies	8,934	4,240	2,181
Silver coins and bullion including in-process shipments	492	396	260
	$14,661	$8,651	$3,578

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

13.	OTHER FINANCIAL ASSETS

Other financial assets consist of marketable securities. As at December 31, 2011, the fair value of these marketable securities is $4,865,000 (December 31, 2010 - $357,000; January 1, 2010 - $369,000) with cost of $3,713,000 (December 31, 2010 - $319,000; January 1, 2010 - $354,000). In April 2011, the Company acquired $3,400,000 in marketable securities in relation to an option agreement for its Jalisco Group of Properties (see note 15(f)).

No marketable securities were disposed of in 2011. During the year ended December 31, 2010, the Company disposed some of its marketable securities for an investment loss of $22,000. Net change in fair value of marketable securities of $1,109,000 (2010 - $73,000) during the year was recorded to other comprehensive income.

14.	PREPAIDS EXPENSES AND OTHER

The Company's prepaid expenses and other are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Prepayments to suppliers and contractors	$1,138	$1,336	$792
Deposits	397	236	205
	$1,535	$1,572	$997

15.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Producing properties	$91,116	$62,741	$54,373
Exploration properties (non-depletable)	66,749	56,919	51,470
	$157,865	$119,660	$105,843

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At January 1, 2010	$12,423	$21,286	$37,016	$70,725
Additions	4,601	5,396	1,053	11,050
Change in decommissioning liabilities	488	770	268	1,526
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	8,305	15,869	3,571	27,745
Change in decommissioning liabilities	(25)	(525)	164	(386)
Transfer from exploration properties	1,472	4,394	5	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$116,531

Accumulated depletion and amortization
At January 1, 2010	$(2,747)	$(2,863)	$(10,742)	$(16,352)
Depletion and amortization	(1,453)	(966)	(1,789)	(4,208)
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$(25,415)

Carrying value
At January 1, 2010	$9,676	$18,423	$26,274	$54,373
At December 31, 2010	$13,312	$23,623	$25,806	$62,741
At December 31, 2011	$21,224	$41,788	$28,104	$91,116

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At January 1, 2010	$2,383	$7,465	$13,863	$11,280	$16,479	$51,470
Exploration and evaluation expenditures	552	325	1,569	360	2,107	4,913
Change in decommissioning liabilities	-	-	-	-	536	536
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	10,472	1,242	19,053
Proceeds from option payment (f)	-	-	(3,400)	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	48	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$22,112	$20,412	$66,749

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	MINING INTERESTS (continued)

	(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the year ended December 31, 2011, the Company paid royalties of $369,000 (2010 - $116,000). As at December 31, 2011, the sum of total royalties paid to date for the Quebradillas NSR is $690,000.

	(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces.

	(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer its assets into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla Mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

In 2011, the Company acquired a neighbouring property during the third quarter called Dolores for $1.5 million. The property includes 12 hectares of land and a small producing mine where a small amount of high grade ore was shipped to La Parrilla by the previous owner.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	MINING INTERESTS (continued)

(e) La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project is located near the village of Real de Catorce, 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The La Luz property consists of 35 mining concessions covering 5,738 hectares. The Company owns 100% of the La Luz Silver Project. In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company in November 2010, and a cash payment of $0.4 million which was paid in January 2011.

(f) Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests during the period.

16.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	equipment	construction	Other	Total
Cost
At January 1, 2010	$7,827	$25,387	$32,113	$1,415	$66,742
Additions	641	11,741	7,007	663	20,052
Transfers	6,485	29,904	(36,389)	-	-
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928

Accumulated depreciation and amortization
At January 1, 2010	$(2,566)	$(5,177)	$-	$(892)	$(8,635)
Depreciation and amortization	(919)	(4,624)	-	(233)	(5,776)
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)

Carrying value
At January 1, 2010	$5,261	$20,210	$32,113	$523	$58,107
At December 31, 2010	$11,468	$57,231	$2,731	$953	$72,383
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040

(1) Included in land and buildings is $4,181,000 (December 31, 2011 - $3,279,000; January 1, 2011 - $2,178,000) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $14,789,000 (December 31, 2011 - $4,553,000; January 1, 2011 - $2,838,000) of equipment under finance lease.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

16.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At January 1, 2010	$40,118	$16,161	$9,331	$324	$60	$748	$66,742
Additions	11,658	3,011	2,124	1,620	1,297	342	20,052
Transfers	12	374	(387)	-	-	1	-
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	$7,005	$2,673	$1,876	$153,928

Accumulated depreciation and amortization
At January 1, 2010	$(1,854)	$(3,629)	$(2,765)	$-	$(25)	$(362)	$(8,635)
Depreciation and amortization	(2,370)	(1,910)	(1,241)	-	(12)	(243)	(5,776)
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$(73)	$(898)	$(24,888)

Carrying value
At January 1, 2010	$38,264	$12,532	$6,566	$324	$35	$386	$58,107
At December 31, 2010	$47,564	$14,007	$7,062	$1,944	$1,320	$486	$72,383
At December 31, 2011	$55,128	$48,969	$14,360	$7,005	$2,600	$978	$129,040

In 2011, the Company pledged certain properties of the San Martin Mine as guarantees as part of its tax appeal process (see Note 32).

17.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Deposits on equipment	$6,006	$1,905	$4,097
Deposits on equipment under finance leases	2,812	151	-
Deposits on services	1,686	370	-
	$10,504	$2,426	$4,097

18.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$6,512	$6,023	$2,995
Accrued liabilities	15,903	6,279	7,762
Unearned revenue	18	98	150
	$22,433	$12,400	$10,907

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

19.	OTHER FINANCIAL LIABILITIES

At December 31, 2011, the Company carried a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00. Other financial liabilities of $383,000 reflects an unrealized loss of $4,083,000 (2010 - $nil) in silver futures, net of a deposit of $3,700,000 (2010 - $nil) to fulfill margin requirements. For the year ended December 31, 2011, the Company has a realized gain on silver futures of $2,412,000 (2010 - $2,919,000), resulting in a net loss of $1,671,000 (2010 – net gain of $2,919,000).

20.	DEBT FACILITIES

In March 2011, the Company entered into an agreement for a pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $3.0 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of 12 months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly quotas valued at $250,000. At December 31, 2011, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the pre-payment facility of $784,000 (2010 - $nil).

21.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 7.9% to 12.5%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2011	December 31, 2010
Less than one year	$5,238	$1,409
More than one year but not more than five years	10,795	2,687
	16,033	4,096
Less: future finance charges	(1,939)	(519)
Present value of minimum lease payments	$14,094	$3,577
Included in the financial statements as:
Current portion of lease obligations	4,269	1,160
Lease obligations	9,825	2,417
Present value of minimum lease payments	$14,094	$3,577

22.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22.	DECOMMISSIONING LIABILITIES (continued)

	La Encantada	La Parrilla	San Martin	La Luz
At December 31, 2011	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Anticipated settlement date	2021	2030	2018	2028
Undiscounted value of estimated cash flow	$2,647	$2,109	$2,110	$859	$7,725
Estimated mine life (years)	10	19	7	17
Discount rate	6.8%	8.0%	6.3%	7.7%

Balance at January 1, 2010	$1,727	$950	$1,472	$-	$4,149
Movements during the period:
Change in rehabilitation provision	488	770	268	536	2,062
Interest or accretion expense	152	84	129	-	365
Foreign exchange loss	106	58	55	-	219
Balance at December 31, 2010	$2,473	$1,862	$1,924	$536	$6,795
Movements during the period:
Change in rehabilitation provision	(25)	(525)	164	48	(338)
Interest or accretion expense	172	126	137	-	435
Interest or accretion expense capitalized	-	-	-	41	41
Foreign exchange gain	(301)	(215)	(228)	(66)	(810)
Balance at December 31, 2011	$2,319	$1,248	$1,997	$559	$6,123

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

23.	OTHER LONG-TERM LIABILITIES

In 1992, Minera El Pilón entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilón in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilón therefore refused to deliver the silver. El Pilón sued the bank for breach of contract to retain the advance received from the bank. At December 31, 2010, the Company had accrued an aggregate potential liability for legal costs, interest and penalties of $773,000 (January 1, 2010 - $717,000). During 2011, the Company reached an agreement to settle the liability for $463,000 and the residual balance was recognized as other income during the year.

As at December 31, 2010, other long term liabilities included $120,000 related to surface rights acquisitions at Quebradillas (January 1, 2010 - $nil). There is no remaining balance due at December 31, 2011.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	INCOME TAXES

As at December 31, 2011, the Company had income taxes receivable of $9,734,000 (December 31, 2010 – income taxes payable of $440,000; January 1, 2010 – income taxes payable of $116,000) from excess income tax installments paid in a certain tax jurisdiction during 2011. This amount will be applied as installments against income taxes payable to be incurred in 2012.

The movement of deferred tax assets and deferred tax liabilities components are shown below:

			Deductible
		Share issue	Stock option
Deferred tax assets	Losses	costs	benefits	Provisions	Other	Total
At January 1, 2010	$19,094	$1,631	$-	$2,242	$(5,051)	$17,916
(Expense) benefit to income statement	(7,509)	(663)	-	(130)	4,813	(3,489)
At December 31, 2010	$11,585	$968	$-	$2,112	$(238)	$14,427
(Expense) benefit to income statement	(4,998)	(522)	701	5,656	91	928
Benefit to equity	-	-	1,439	-	-	1,439
At December 31, 2011	$6,587	$446	$2,140	$7,768	$(147)	$16,794

	Property, plant and
	equipment and mining
Deferred tax liabilities	interests	Total
At January 1, 2010	$27,390	$27,390
Expense to income statement	6,043	6,043
At December 31, 2010	$33,433	$33,433
Expense to income statement	23,927	23,927
At December 31, 2011	$57,360	$57,360

Deferred tax liabilities, net
At January 1, 2010		$9,474
At December 31, 2010		$19,006
At December 31, 2011		$40,566

As at December 31, 2011, the Company had Canadian tax losses of $3.9 million, which will expire between 2027 and 2028, and Mexican tax losses of $17.7 million, which will expire between 2016 and 2021.

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2011, the Company did not recognize deferred tax assets of $0.8 million (2010 - $0.5 million) as uncertainty exists regarding the realization of certain tax losses.

Notes Page 23

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	INCOME TAXES (continued)

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2011 and 2010.

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net earnings before tax	$137,537	$42,750
Combined statutory tax rate	26.50%	28.50%
Income tax expense computed at statutory tax rate	$36,447	$12,184
Reconciling items:
Non-deductible expenses	2,083	2,090
Impact of inflationary adjustments	280	805
Effect of different foreign statutory tax rates on earnings of subsidiaries	472	770
Impact of foreign exchange on deferred income tax assets and liabilities	(786)	(3,316)
Deductible stock option benefits	(4,730)	-
Change in unrecognized deferred income tax asset	295	(5,838)
Other	(98)	924
Income tax expense	$33,963	$7,619
Effective tax rate	25%	18%

Current income tax expense	10,920	434
Deferred income tax expense	23,043	7,185
Income tax expense	$33,963	$7,619

In 2011, the combined statutory tax rate in Canada decreased 2% as the federal tax rate was lowered from 18% to 16.5% while the provincial tax rate was lowered from 10.5% to 10%.

For the year ended December 31, 2011, the effective income tax rates on earnings from operations of 25% (2010 –18%) was lower than the combined corporate statutory rate primarily due to deductible stock option benefits and the Company’s ability to take advantage of lower tax rates and differing tax rules applicable to certain of the Company’s metal marketing, operating and financing subsidiaries outside of Canada and Mexico. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

Notes Page 24

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

			Shares
	Shares	Amount	to be issued	Total
Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855
Shares issued for:
Exercise of options	3,573,125	11,148	-	11,148
Exercise of warrants	1,185,250	3,999	-	3,999
Acquisition of assets (Note 15(e))	152,798	1,512	-	1,512
Conversion of shares to be issued (Note 25(d))	500	2	(2)	-
Transfer of equity reserve upon exercise of options and warrants	-	4,256	-	4,256
Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770

Shares issued for:
Exercise of options	2,449,750	10,428	-	10,428
Exercise of warrants	5,118,093	17,943	-	17,943
Conversion of shares to be issued (Note 25(d))	7,112	35	(35)	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	-	5,163
Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	517,450	2.04	1.05	517,450	2.04	1.05
3.01 - 4.00	1,229,375	3.64	1.33	1,229,375	3.64	1.33
4.01 - 5.00	947,500	4.38	0.93	922,500	4.39	0.91
10.01 - 20.03	2,240,050	13.99	3.55	962,425	12.55	2.65
	4,934,375	8.31	2.23	3,631,750	5.96	1.53

Notes Page 25

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

As of December 31, 2011, incentive stock options represent 5% (December 31, 2010 - 7%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2011 and December 31, 2010 were $40.1 million (CAD$40.8 million) and $47.6 million (CAD$47.4 million), respectively.

The changes in stock options issued during the years ended December 31, 2011 and 2010 are as follows:

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the year	6,464,875	5.61	8,603,750	3.50
Granted	939,500	16.13	2,003,000	10.03
Exercised	(2,449,750)	4.15	(3,573,125)	3.16
Expired	(20,250)	12.44	(568,750)	4.63
Balance, end of the year	4,934,375	8.31	6,464,875	5.61

During the year ended December 31, 2011, 2,449,750 (2010 – 3,573,125) stock options were exercised. The weighted average closing share price at date of exercise for the year ended December 31, 2011 was CAD$19.02 (2010 - CAD$8.27) .

During the year ended December 31, 2011, 939,500 (2010 – 2,003,000) stock options were granted for an aggregate fair value of CAD$7,893,000 (2010 – CAD$8,079,000).

The fair value of employee stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2011	2010
Weighted average fair value at grant date ($)	8.40	4.03
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.25	1.72
Expected life (years)	3.36	2.10
Expected volatility (%)	75.63	73.69
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 26

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25.	SHARE CAPITAL (continued)

	(c)	Share purchase warrants

As at December 31, 2011, there are no share purchase warrants outstanding.

The changes in share purchase warrants during the years ended December 31, 2011 and 2010 are as follows:

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)

Balance, beginning of the year	5,142,277	3.44	11,357,465	5.04
Exercised	(5,118,093)	3.44	(1,185,250)	3.41
Cancelled or expired	(24,184)	3.50	(5,029,938)	7.06
Balance, end of the year	-	-	5,142,277	3.44

(d)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At December 31, 2011, the prior shareholders of First Silver had yet to exchange 99,030 shares (2010 – 113,254 shares) of First Silver, exchangeable for 49,515 shares (2010 – 56,627 shares) of First Majestic resulting in a remaining value of shares to be issued of $210,000 (2010 - $245,000). During the year ended December 31, 2011, a total of 7,112 shares (2010 – 500 shares) were redeemed by prior shareholders of First Silver.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 27

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

26.	EQUITY RESERVES

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010

Available for sale revaluation reserve (a)
Balance at beginning of year	$18	$(55)
Gain on available for sale securities	1,109	73
Balance at end of year	1,127	18
Share-based payments reserve (b)
Balance at beginning of year	25,170	24,971
Share-based payments recognized in profit and loss, and related tax benefit	7,387	4,455
Reclassed to share capital for exercise of stock options and warrants	(5,163)	(4,256)
Balance at end of year	27,394	25,170
Foreign currency translation reserve (c)
Balance at beginning of year	621	-
Currency translation gain	(1,298)	621
Balance at end of year	(677)	621
Total equity reserves per statement of financial position	$27,844	$25,809

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company and related tax benefits.
(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

27.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2010.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings / accumulated deficit, debt facilities, net of cash and cash equivalents as follows:

	December 31, 2011	December 31, 2010
Equity	$350,598	$211,455
Debt facilities	784	-
Less: cash and cash equivalents	(91,184)	(41,163)
	$260,198	$170,292

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 28

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27.	FINANCIAL INSTRUMENTS (continued)

	(a)	Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

	(b)	Categories of financial instruments

	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$91,184	$91,184	$41,163	$41,163
Trade and other receivables	15,593	15,593	8,354	8,354
Available for sale
Marketable securities	4,865	4,865	357	357
Total financial assets	$111,642	$111,642	$49,874	$49,874

Financial liabilities
FVTPL
Derivative financial instruments	$383	$383	$-	$-
Other financial liabilities
Trade and other payables	22,433	22,433	12,400	12,400
Debt facilities	784	784	-	-
Total financial liabilities	$23,600	$23,600	$12,400	$12,400

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

Notes Page 29

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27.	FINANCIAL INSTRUMENTS (continued)

	(c)	Fair value of financial instruments (continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	4,865	-	-	4,865

Financial liabilities
Derivative financial instruments (1)	383	-	-	383

(1) Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2011 and 2010.

(d)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

i) Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by- products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.7 million as at December 31, 2011 (2010 - $4.6 million), of which $0.6 million (2010 - $0.8 million) is past due. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Notes Page 30

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management

ii) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2011, the Company has outstanding trade payables of $6.5 million (2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.9 million (2010 - $6.3 million) which are generally payable within 12 months. As at December 31, 2011, the Company also has income taxes receivable of $9.7 million which will be applied as installments against income taxes payable to be incurred in 2012. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
Balances in $'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$22,433	$22,433	$-	$-	$-
Other financial liabilities	383	383	-	-	-
Debt facilities	784	784	-	-	-
Finance lease obligations	14,094	4,269	8,501	1,324	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	56,321	56,321	-	-	-
Total Obligations	$101,740	$84,190	$8,501	$1,324	$7,725

iii) Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2011					December 31, 2010
Balances in USD$'000				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	other receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$42,673	$91	$(1,977)	$40,787	$4,079	$8,174	$817
Mexican peso	1,042	9,763	(18,238)	(7,433)	(549)	(10,726)	(1,073)
	$43,715	$9,854	$(20,215)	$33,354	$3,530	$(2,552)	$(256)

iv) Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk. As at December 31, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2011 does not have a significant impact on net earnings.

Notes Page 31

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27.	FINANCIAL INSTRUMENTS (continued)

(d) Financial risk management (continued)

v) Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2011, with the exception of capital leases, which have fixed interest rates, the Company’s exposure to interest bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2011, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

28.	SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries at December 31, 2011 are as follows:

		Place of
		incorporation and
Name of subsidiary	Principal activity	operation	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%
Corporacion First Majestic, S.A. de C.V.	Holding company	Mexico	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Minera El Pilon, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Real Bonanza , S.A. de C.V.	Silver mining company	Mexico	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%
Servicios Minero-Metalurgicos Industriales S.A. de C.V.	Service company	Mexico	100%
0915623 B.C. Ltd.	Holding company	Canada	100%
FMS Investment Cooperatië UA	Holding company	Netherlands	100%
FMS Investco B.V.	Investment company	Netherlands	100%
FMS Trading AG	Silver trading company	Switzerland	100%
FMS Capital AG	Treasury company	Switzerland	100%

29.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$347	$304
Other members of key management	2,150	1,159
Share-based payments
Members of the Board of Directors	1,031	812
Other members of key management	1,978	1,324
	$5,506	$3,599

Notes Page 32

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

30.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(7,794)	$160
Increase in inventories	(6,010)	(5,073)
Increase in prepaid expenses and other	(3,637)	(575)
Increase in trade and other payables	5,294	4,755
Increase (decrease) in taxes payable	(1,556)	224
	$(13,703)	$(509)

Non-cash investing and financing activities:
Transfer of contributed surplus upon exercise of options and warrants	$5,163	$4,256
Assets acquired by capital lease	(10,909)	(3,038)

31.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver Reserve Inc. (“First Silver”) for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was due on May 30, 2008, was paid into a trust account of the Company and First Silver, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim. However, the outcome of this litigation is not presently determinable.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation.

Notes Page 33

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

32.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

During the year, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin Mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure relating to these assessments.

33.	SUBSEQUENT EVENTS

Subsequent to December 31, 2011:

	a)	The Company sold its long position on silver futures and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million (see Note 19);

	b)	1,040,000 options were granted with a weighted average exercise price of CAD$17.96 and expire in five years from the grant date;

	c)	431,650 options were exercised for gross proceeds of CAD$2,536,000; and

	d)	25,000 options were cancelled.

34.	FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. The accounting policies set out in Note 3 have been applied in the preparation of its opening IFRS statement of financial position at the date of transition, and in preparing the consolidated financial statements for the year ended December 31, 2011 and 2010.

Exemptions on Transition

The Company applied the following exemptions to its opening statement of financial position dated January 1, 2010 in accordance with IFRS 1 - First-time adoption of International Financial Reporting Standards, which provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to accumulated deficit unless certain exemptions are applied:

	(a)	Business combinations

The Company has elected to not apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. IFRS 3 has been applied by the Company to business combinations that occurred on or after January 1, 2010.

Notes Page 34

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued)

	(b)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the date of transition.

	(c)	Decommissioning liabilities included in the cost of property, plant and equipment

The Company has elected to apply the exemption related to decommissioning liabilities included in the cost of property, plant and equipment. This exemption allows a first-time adopter to apply the requirements of IFRIC 1, dealing with changes in decommissioning liabilities, on a prospective basis from the date of transition.

	(d)	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 - Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested at the date of transition.

	(e)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of mining interests and property, plant and equipment at fair value as deemed cost at the date of transition. The Company has elected to apply this exemption to the carrying value of mining interest for the San Martin mine at the date of transition. As a result, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests previously reported under Canadian Generally Accepted Principles (“previous GAAP”) to its fair value at January 1, 2010.

	(f)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its previous GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to previous GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s previous GAAP statements of income and statements of financial position for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

The adoption of IFRS does not have a significant impact on the statement of cash flows for the year ended December 31, 2010. Therefore, no reconciliation is presented in these consolidated financial statements.

Notes Page 35

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued) Previous GAAP to IFRS Reconciliation

The January 1, 2010 previous GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	January 1, 2010	January 1, 2010		January 1, 2010	January 1, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$5,890	$5,609		$-	$5,609
Trade and other receivables	8,901	8,514		-	8,514
Inventories	3,812	3,578		-	3,578
Prepaid expenses and other	1,468	1,366		-	1,366
Total current assets	20,071	19,067		-	19,067

Non-current assets
Mining interests	166,400	158,647	(v)(vi)	(52,804)	105,843
Property, plant and equipment	60,798	58,107		-	58,107
Deposits on long-term assets	4,306	4,097		-	4,097
Total assets	$251,575	$239,918		$(52,804)	$187,114

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$11,462	$10,907		$-	$10,907
Current portion of debt facilities	1,547	1,477		-	1,477
Current portion of lease obligations	2,139	2,048		-	2,048
Taxes payable	118	116		-	116
Total current liabilities	15,266	14,548		-	14,548

Non-current liabilities
Debt facilities	3,214	3,078		-	3,078
Lease obligations	668	632		-	632
Decommissioning liabilities	4,336	4,149		-	4,149
Other long-term liabilities	754	717		-	717
Deferred tax liabilities	28,417	27,038	(v)(vi)	(17,564)	9,474
Total liabilities	52,655	50,162		(17,564)	32,598

Equity
Shareholders' Equity
Share capital	244,517	218,855		-	218,855
Equity reserves	27,785	24,881	(iii)	90	24,971
Accumulated other comprehensive income (loss)	(40,215)	(26,380)	(ii)	26,325	(55)
Accumulated deficit	(33,167)	(27,600)	(i)(ii)(iii)(v)	(61,655)	(89,255)
Total liabilities and equity	$251,575	$239,918		$(52,804)	$187,114

Notes Page 36

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued)

The December 31, 2010 previous GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	December 31, 2010	December 31, 2010		December 31, 2010	December 31, 2010
	CAD$	USD$	Note	USD$	USD$

ASSETS
Current assets
Cash and cash equivalents	$40,941	$41,163		$-	$41,163
Trade and other receivables	8,315	8,354		-	8,354
Inventories	8,604	8,651		-	8,651
Prepaid expenses and other	1,919	1,929		-	1,929
Deferred tax asset	2,310	2,323		(2,323)	-
Total current assets	62,089	62,420		(2,323)	60,097

Non-current assets
Mining interests	179,833	171,798	(v)(vi)	(52,138)	119,660
Property, plant and equipment	76,395	73,385	(i)	(1,002)	72,383
Deferred tax asset	738	742		2,323	3,065
Deposits on long-term assets	2,413	2,426		-	2,426
Total assets	$321,468	$310,771		$(53,140)	$257,631

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade and other payables	$12,288	$12,400		$-	$12,400
Current portion of debt facilities	-	-		-	-
Current portion of lease obligations	1,240	1,160		-	1,160
Taxes payable	438	440		-	440
Total current liabilities	13,966	14,000		-	14,000

Non-current liabilities
Lease obligations	2,318	2,417		-	2,417
Decommissioning liabilities	6,104	6,129	(iv)	666	6,795
Other long-term liabilities	888	893		-	893
Deferred tax liabilities	42,373	42,603	(v)(vi)	(20,532)	22,071
Total liabilities	65,649	66,042		(19,866)	46,176

Equity
Shareholders' Equity
Share capital	265,779	239,770		-	239,770
Equity reserves	27,952	25,034	(iii)	136	25,170
Accumulated other comprehensive income (loss) (40,850)		(25,686)	(ii)	26,325	639
Accumulated deficit	2,938	5,611	(i)(ii)(iii)(v)(vi)	(59,735)	(54,124)
Total liabilities and shareholders' equity	$321,468	$310,771		$(53,140)	$257,631

Notes Page 37

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued)

The Company’s previous GAAP income statement and consolidated statement of income and comprehensive income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

	Year Ended December 31, 2010
				Effect of
	Canadian	Canadian		Transition to
	GAAP	GAAP	Note	IFRS	IFRS
	CAD$	USD$		USD$	USD$

Revenues	$120,766	$117,908		$-	$117,908
Cost of sales	49,835	48,125		-	48,125
Gross margin	70,931	69,783		-	69,783
Depletion, depreciation and amortization	9,384	9,107	(i)	1,002	10,109
Mine operating earnings	61,547	60,676		(1,002)	59,674

General and administration expense	10,787	10,449		-	10,449
Share-based payments	4,549	4,409	(iii)	46	4,455
Accretion of decommissioning liabilities	376	365		-	365
Foreign exchange loss (gain)	(18)	2,797		-	2,797
Other expenses	1,114	1,065		-	1,065
Operating earnings	44,739	41,591		(1,048)	40,543

Investment and other income	3,022	2,934		-	2,934
Finance costs	(749)	(727)		-	(727)
Earnings before income taxes	47,012	43,798		(1,048)	42,750

Current income tax expense	448	434		-	434
Deferred income tax expense (recovery)	10,459	10,153	(vi)	(2,968)	7,185
	10,907	10,587		(2,968)	7,619
Net earnings for the year	$36,105	$33,211		$1,920	$35,131

Other comprehensive income
Available for sale investments:
Unrealized gain in fair value of investments	$75	$73		$-	$73
Currency translation gain (loss)	(686)	621		-	621
Other comprehensive income (loss)	(611)	694		-	694

Comprehensive income for the year	$35,494	$33,905		$1,920	$35,825

Notes Page 38

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued)

Summary of Differences Between Previous GAAP and IFRS

	(i)	Functional and presentation currency

Effective January 1, 2010, for the purpose of these financial statements, the Company has changed its presentation currency from the Canadian dollar to U.S. dollar. Under previous GAAP, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, “The Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars. Therefore, the Company assessed that the functional currency of its Mexican subsidiaries is the U.S. dollar.

	(ii)	Cumulative translation differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at January 1, 2010 was re-allocated from accumulated other comprehensive income to accumulated deficit.

	(iii)	Share-based payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

Under previous GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

	(iv)	Decommissioning liabilities

IFRS requires provision for decommissioning liabilities to be estimated based on constructive cash flow discounted based on liability specific risk-free discount rate. The discount rate should be updated periodically at each period end date. Under previous GAAP, provision for decommissioning liabilities was estimated based on legal cash flow and discounted based on a risk-adjusted discount rate.

Historical net book value of costs of the related mining properties when the first decommissioning liabilities first arose was adjusted to reflect historical difference in the decommissioning liabilities.

	(v)	Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply the IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to previous GAAP which compares the carrying value of the mining interest to the undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48.9 million, net of future income tax recovery of $13.7 million, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous GAAP to its aggregate fair value at January 1, 2010.

Notes Page 39

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34.	FIRST TIME ADOPTION OF IFRS (continued)

(vi) Deferred tax liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as a business combination. There is no similar prohibition under previous GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination were derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

35.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2011 were approved and authorized for issue by the Board of Directors on March 1, 2012.

Notes Page 40